

Mail Stop 4561

January 23, 2018

Bradley Kersch
President
Apawthecary Pets USA
619 S. Ridgeley, Suite 101
Los Angeles, California 90036

> **Re:** **Apawthecary Pets USA**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 8, 2018**
> **File No. 333-220503**

Dear Mr. Kersch:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 12, 2017 letter.

Item 3. Summary Information, page 5

1.   We note your response to prior comment 1 regarding your relationship with Apawthecary Pets Inc., a Canadian licensor and distributor of Apawthecary Pets products. Please clarify why you believe that Apawthecary Pets Inc. is not your affiliate given that you have a common officer and director in Bradley Kersch. Also, please clarify whether there is any overlapping ownership between the two entities and Solace Management.

2.   Your response to prior comment 2 indicates that you will abandon your Digital Programma Inc. and Digital Programma Systems business. Please revise to clarify whether you have already abandoned your digital media management software business. If not, please briefly describe your current operations as to your digital media management software business and whether it currently generates any revenue.

Item 11. Information with Respect to the Registrant

Market Opportunity, page 35

3.   Please revise to clarify who has the rights to distribute Apawthecary products to China and other Asian markets. We note Exhibit 10.1 does not provide you with exclusive licensing rights to markets in Canada, China, Japan and Korea, and that Apawthecary Pets Inc. has exclusive rights to Canada. It is unclear whether you have unexclusive rights to distribute Apawthecary products to Asian territories.

4.   In your response to prior comment nine, you reference that your R&D is performed by "Apawthecary Pets Canada." Please revise to describe your business relationships and material agreements with Apawthecary Pets Inc. or Apawthecary Pets Canada. It is unclear whether your products will be purchased from Solace Management or Apawthecary Pets Inc. or whether you will manufacture and/or distribute your own products.

Management's Discussion and Analysis

Capital Resources and Liquidity, page 50

5.   The revisions made on page 50 in response to our prior comment 11 do not include a discussion of the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Please revise accordingly. Refer to FRC 501.03(a) and Section IV of SEC Interpretive Release 33-8350.

Signatures, page 72

6.   Please clarify whether your principal financial officer, Bradley Kersch, is also your principal accounting officer or controller. If so, please revise to clarify that he is also signing the registration statement in his capacity as your principal accounting officer or controller. Please refer to the Instructions for Signatures on Form S-1.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Law Clerk, at (202) 551-6711 or me at (202) 551-3297 with any other questions.

Sincerely,

/s/ Edwin Kim

Edwin Kim
Attorney-Advisor
Office of Information Technologies
and Services

cc: Thomas Puzzo, Esq.